Exhibit 99.1

News Release

AIR CANADA NOTIFIES BOEING OF AIRCRAFT ORDER CANCELLATION FOLLOWING RESULTS OF PILOT VOTE

MONTRÉAL, June 18, 2005 - Air Canada said today that it has been informed by the Air Canada Pilots Association (ACPA) that the tentative agreement on costs and other issues relating to the Boeing order has been rejected by the union membership. ACPA leadership had recommended ratification of the tentative agreement which had been negotiated with the assistance of Mediator Mr. M.G. Mitchnik. The Company accepts the pilots' decision and has notified Boeing of the order cancellation.

The agreement with Boeing announced April 25 was subject to the successful completion of certain conditions including the negotiation of satisfactory terms by the airline with its pilots. The order is subject to cancellation without penalty.

 "We are naturally disappointed at having to cancel the wide body aircraft order but these aircraft can only be brought into our fleet on a pre-determined economic basis. Despite best efforts on the part of ACPA, the agreement has been rejected," said Montie Brewer, President and CEO of Air Canada. "Following a successful restructuring, Air Canada has been transformed into a viable carrier. We cannot lose sight of the effort it took to get to where the airline is today and while the cancellation of this aircraft order will be disappointing to our employee group at large, including many of our pilots, it is the right decision given the circumstances.

"The cancellation of the order is not material to our business plan over the next few years. There is no longer a requirement for a cash outlay to secure the order and we will seek to find alternative aircraft (of types covered by the current collective agreement) in the used market for the three 777-300ER aircraft contemplated for 2006 delivery under this order (two for Q2/06 and a third during Q4/06). We will adjust our plans and it is anticipated that the company will continue to grow on an unaltered basis.  The critical component of the Boeing order were the 787 aircraft scheduled for delivery in 2010 and beyond to replace our Boeing 767 fleet. In time we will re-address this requirement.

"I thank ACPA's leadership for their efforts to secure an agreement which would have allowed us to go forward with ordering new aircraft at this time. Through the ratification process, many pilots expressed their support for Air Canada acquiring these aircraft, but also conveyed their concerns over pilot seniority issues which have been the subject of considerable negotiation, arbitration, and Canada Industrial Relations Board (CIRB) deliberation. There are clearly seniority issues to be resolved to the satisfaction of our entire pilot group and we will continue to work to support ACPA as they strive to achieve that outcome.

“It is naturally my hope that in time we will find ways to bring new aircraft into the fleet in a manner acceptable to the company and our pilots," said Mr. Brewer.

The agreement with Boeing  included firm orders for 18 Boeing 777s, plus purchase rights for 18 more, in a mix of the 777 family's newest models: the 777-300ER, the 777-200LR Worldliner , and the newly announced 777 Freighter.  Air Canada's 777 deliveries were scheduled to begin next year with the arrival of three 777-300ERs in 2006.  The renewal plan also included firm orders for 14 Boeing 787 Dreamliners, scheduled for delivery in 2010.

Montréal-based Air Canada provides scheduled and charter air transportation for passengers and cargo to more than 150 destinations on five continents.   Canada's flag carrier is the 14th largest commercial airline in the world and serves more than 29 million customers annually.

Air Canada is a founding member of Star Alliance providing the world's most comprehensive air transportation network.

The statements made in this release concerning the Company's future prospects are forward-looking statements that involve risks and uncertainties, which may prevent expected future results from being achieved. For those statements, we claim the protection of the safe harbour for forward-looking statements contained in the securities laws. The Company cautions that actual future performance could be affected by a number of factors, including regulatory change and competitive factors, many of which are beyond the Company's control. Therefore, future events and results may vary substantially from what the Company currently foresees. Additional information identifying risks and uncertainties is contained in the Company's 2004 Management's Discussion and Analysis (MD&A) and in other filings with securities commissions in Canada and the United States.

Contacts:	Isabelle Arthur (Montréal)	(514) 422-5788
	Laura Cooke (Toronto)	(416) 263-5576
	Angela Mah (Vancouver)	(604) 270-2741

Internet:	aircanada.com